UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.
(Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7019900, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐      No ☒

EXPLANATORY NOTE

On November 30, 2016, SodaStream International Ltd. (the “Company”) furnished a report on Form 6-K to the Securities and Exchange Commission to announce that the Company entered into a Support Agreement with Teleios Capital Partners GmbH concerning, among other things, the Company’s agreement to nominate Mr. Torsten Koster for election as a director at the 2016 Annual General Meeting of shareholders of the Company (the “2016 Meeting”). Therefore, the Company has amended (a) the Notice of the 2016 Meeting and Proxy Statement for the 2016 Meeting and (b) the proxy card for use in connection with the 2016 Meeting to reflect the addition of a new proposal for the election of Mr. Koster as a director and to provide certain updated information. The original Notice of the 2016 Meeting and Proxy Statement for the 2016 Meeting and the original proxy card for use in connection with the 2016 Meeting were attached as Exhibits 99.1 and 99.2, respectively, to the Company’s Form 6-K furnished to the Securities and Exchange Commission on November 17, 2016.

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.	Amended notice of the 2016 Annual General Meeting of shareholders of SodaStream International Ltd. and Amended Proxy Statement for the 2016 Meeting.

2.	Amended proxy card for use in connection with the 2016 Annual General Meeting of shareholders.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: December 1, 2016	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	Head of Legal Department

EXHIBIT INDEX

Exhibit	Description

99.1	Amended notice and amended Proxy Statement for the 2016 Annual General Meeting of shareholders of the Company.

99.2	Amended proxy card for the 2016 Annual General Meeting of shareholders of the Company.

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